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                                                                  EXHIBIT 99.2


                          PART II - OTHER INFORMATION


Item 1.           LEGAL PROCEEDINGS.

     Reference is made to the Company's Registration Statement on Form S-1, as amended (File No. 333-2940), for descriptions of certain previously reported legal proceedings.

     In the previously reported matter of Sutherin vs. Titanium Metals Corporation, No. 95CV00168, Court of Common Pleas, Jefferson County, Ohio, the plaintiff in June 1996 dismissed this matter without prejudice.

     As previously reported, in 1993 the Company discovered an anomaly in certain alloyed titanium material manufactured by the Company for shipment to a jet engine manufacturer, resulting from tungsten carbide contaminated chromium sold to the Company by a third-party vendor and used as an alloying addition to this titanium material. In June 1996, the Company entered into a settlement agreement with the purchaser of the material which calls for payment by the Company of an aggregate $2 million, payable in equal quarterly payments over the next five years. Such liability was accrued in the Company's financial statements at December 31, 1995 and June 30, 1996.

     As previously reported, certain other companies, including Kerr-McGee Chemical Corporation, Chemstar Lime Company and Pioneer Chlor Alkali Company, Inc. (successor to Stauffer Chemical Company) also operate facilities in a complex (the "BMI Complex") owned by Basic Management Inc. ("BMI"), adjacent to the Company's Henderson, Nevada plant. In July 1996, the Company signed a consent agreement with the Nevada Division of Environmental Protection regarding the Phase II assessment of the Company property within the BMI Complex. At December 31, 1995 and June 30, 1996, the Company had accrued $1 million with respect to this matter. Until the sampling and analysis that will be involved in this Phase II assessment is completed, it is not possible to provide a reasonable estimate of the additional remediation costs, if any, or the Company's likely share of any such costs.